PROSPECTUS
                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-55843


                                   LASERSCOPE
                                4,268,345 SHARES
                                  COMMON STOCK

     All references herein to "Laserscope" or the "Company" mean Laserscope unless otherwise indicated by the context.

     The 4,268,345 shares of Laserscope Common Stock, no par value, covered by this Prospectus (the "Shares") are offered for the account of certain shareholders of the Company named herein (the "Selling Shareholders"). The Company will not receive proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds." The Shares were acquired by the Selling Shareholders from Heraeus Med GmbH ("Heraeus Med") on May 7, 1998, in a Private Placement (the "Private Placement"). For additional information concerning the Private Placement and Heraeus Med, see "Sale of Common Stock to Selling Shareholders." The Selling Shareholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately-negotiated transactions. See "Plan of Distribution." Each Selling Shareholder has advised the Company that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof.

     Each of the Selling Shareholders and any broker executing selling orders on behalf of the Selling Shareholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" for information relating to the indemnification of the Selling Shareholders.

     The Company's Common Stock trades on the Nasdaq Stock Market under the symbol "LSCP." On May 27, 1998, the last sale price of the Company's Common Stock on the Nasdaq Stock Market was $2.6875 per share.
                            ------------------------

            SEE "RISK FACTORS," BEGINNING ON PAGE 5, FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                 UNDERWRITING              PROCEEDS TO
                                         PRICE TO               DISCOUNTS AND                SELLING
                                          PUBLIC                COMMISSIONS(1)           SHAREHOLDERS(1)
-------------------------------------------------------------------------------------------------------------
Per Share......................       See Text Above            See Text Above            See Text Above
Total..........................
=============================================================================================================

(1) All expenses of registration of the Shares, estimated to be approximately $53,500 shall be borne by the Company. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Shareholders are payable individually by the Selling Shareholders.

                  THE DATE OF THIS PROSPECTUS IS JUNE 10, 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is an electronic filer and copies of such material may be retrieved from the Web site (http://www.sec/gov) maintained by the Commission.

     Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is quoted on the Nasdaq Stock Market under the symbol "LSCP." Reports, proxy and information statements and other information about the Company may be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, DC 20006-1506.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     2. The Company's definitive Proxy Statement dated May 19, 1998, filed in connection with the Company's June 23, 1998 Annual Meeting of Shareholders.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     4. The Company's Current Report on Form 8-K dated May 15, 1998.

     5. The description of the Company's Common Stock which is contained in the following documents: (1) Items 1 and 2 of the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on November 15, 1991, as amended by the Form 8-A/A filed on June 12, 1996, as further amended by the Form 8-A/A filed on September 4, 1996, and (2) Items 1 and 2 of the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on October 23, 1989, as amended by Amendment No. 1 thereto filed on November 27, 1989.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Laserscope, 3052 Orchard Drive, San Jose, California 95134-2011, telephone:
(408) 9430636, Attn: Investor Relations.

                                  THE COMPANY

     Laserscope(R) designs, manufactures, sells and services, on a worldwide basis, surgical, dermatologic and therapeutic laser systems and related surgical instrumentation and disposable supplies and accessories. Its portfolio of more than 350 products, includes an advanced line of KTP/532(R), CO2, Nd:YAG, Er:YAG, Ruby, Diode and Dye medical laser systems and related energy delivery devices for the office, outpatient surgical center and hospital markets.

     Laserscope's Ascent Medical Systems(TM) (AMS) are innovative equipment for the surgical and outpatient care environments. The AMS product family includes procedure and treatment lights, ceiling-mounted equipment organizers, centralized smoke evacuation systems and video systems.

     Primary medical markets the Company serves include dermatology, aesthetic surgery, urology, gynecology, ear, nose and throat (ENT) surgery and photodynamic therapy (PDT), an emerging cancer treatment. Secondary markets include general surgery, neurosurgery, orthopedics, gastroenterology as well as other surgical specialties.

     Laserscope was founded in 1982 and its first product was shipped in 1984. During its initial years, the Company was funded by several venture capital firms and by E.I. du Pont de Nemours & Company. Laserscope received the first in a series of U.S. regulatory clearances in 1987 and completed its initial public offering in December 1989. Laserscope is a California corporation. The Company's principal executive offices are located at 3052 Orchard Drive, San Jose, CA 95134-2011 and its telephone number at that location is (408) 943-0636.

                                  RISK FACTORS

     This Prospectus (including the documents incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 193, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies. All forward-looking statements included in this Prospectus are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and in the documents incorporated by reference herein. Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors in addition to the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the other information appearing in or incorporated by reference into this Prospectus.

     Limited Working Capital; Potential Need to Raise Additional Capital. As of March 31, 1998, Laserscope's total assets and liabilities were $47.1 million and $18.9 million, respectively. As of such date, Laserscope's working capital was $20.6 million while cash and cash equivalents amounted to approximately $1.4 million. Laserscope's need for capital is affected by the current and anticipated demand for its products as well as procurement and production lead times in its manufacturing processes. Changes in these factors could have a material impact on capital requirements. The Company has in place a $5.0 million revolving bank line of credit that expires in November 1998 of which $3.0 million was outstanding as of March 31, 1998. At March 31, 1998, the collateral provisions of the line allowed for approximately $4.7 million in borrowings. Provisions of the credit line prohibit the payment of dividends and the repurchase of stock and require the Company to maintain certain minimum working capital, profitability and net worth levels. There can be no assurance that the Company will be able to achieve such minimum thresholds. Nor can there be any assurance that the Company will be able to obtain a timely bank waiver or consent if the Company fails to achieve these minimum requirements. Failure to satisfy these minimum credit line requirements could have a material adverse effect on the Company. In addition, NWL Laser-Technology, GmbH ("NWL"), a Laserscope subsidiary, has in place various revolving bank lines totaling approximately $3.0 million that expire in 1999 and under which $2.5 million in borrowings were outstanding at March 31, 1998.

     The Company anticipates that future changes in cash and working capital will be dependent on a number of factors. As a result of the acquisitions of Heraeus Surgical, Inc. ("HSI") and NWL, which were completed on August 1996 and June 1997, respectively, the Company's balance sheet liquidity ratios changed and the Company's ability to generate cash will be partially dependent on management's ability to manage effectively non-cash assets such as inventory and accounts receivable. At March 31, 1998, the Company's inventories consisted of $19.4 million and were comprised of $14.2 million of sub-assemblies and purchased parts and $5.2 million of finished goods. This represents a 4% increase from the prior year period in which the Company's inventories consisted of $18.7 million comprised of $13.1 million of sub-assemblies and purchased parts and $5.6 million of finished goods. The Company competes in a competitive industry where technological changes and acceptance of new and alternative procedures by its customers is rapid. Management's ability to anticipate and adapt to these changes will significantly affect the Company's investment in inventory and the potential for further valuation adjustments. In addition, the level of profitability of the Company will have a significant impact on cash resources.

     From time to time, the Company may also consider the acquisition of, or evaluate investments in, certain products and businesses complementary to the Company's business. Any such acquisition or investment may require additional capital resources. The Company financed the NWL acquisition and a portion of the HSI acquisition using its existing cash resources. While the Company believes its remaining cash resources will be sufficient to fund its operating needs for the next twelve months, additional financing either through its bank lines of credit or otherwise will be required for the Company's currently envisioned long term needs. There can be no assurance that such additional financing will be available on terms acceptable to the Company, on a timely basis or at all.

     Future equity financings could result in dilution to Laserscope's shareholders, and future debt financings could result in certain financial and operational restrictions. Laserscope currently anticipates that while its remaining cash resources will be sufficient to fund its short-term operating needs, additional financing either through the Company's bank line of credit or otherwise will be required for the Company's currently envisioned long-term needs. There can be no assurance that such additional financing will be available on terms acceptable to the Company, on a timely basis or at all.

     History of Losses; Uncertainty of Future Profitability. At March 31, 1998, the Company had an accumulated deficit of $22.1 million. The Company reported a net loss of $0.23 million for the three months ended March 31, 1998, and experienced annual net losses of $.84 million, $1.7 million and $3.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. There can be no assurance that Laserscope can achieve or maintain profitability on a quarterly basis or at all. The Company's failure to achieve and maintain profitability on a quarterly basis would violate certain bankline covenants which could have a material adverse effect on the Company. See "-- Limited Working Capital; Potential Need to Raise Additional Capital."

     Potential Adverse Effect on Price of Common Stock and Laserscope's Ability to Raise Capital Resulting From Sale of the Shares. In connection with the Selling Shareholders' acquisition of the Shares from Heraeus Med, Laserscope agreed to file this registration statement with respect to the Shares. Any significant sale of Laserscope shares by the Selling Shareholders could substantially alter the market float for Laserscope's common stock and could have an adverse effect on Laserscope's ability to raise capital. In addition, any such sales, especially in large amounts, could materially adversely affect the market price of Laserscope's common stock.

     Government Regulation; Uncertainty of Obtaining Regulatory
Approval. Government regulation in the United States and other countries is a significant factor in the development, manufacturing and marketing of many of the Company's products and in the Company's ongoing research and development activities. The Company and its products are regulated in the United States by the Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act (the "FDC Act") and the Radiation Control for Health and Safety Act. The FDC Act provides two basic review procedures for medical devices. Certain products qualify for a Section 510(k) ("510(k)") procedure under which the manufacturer gives the FDA premarket notification of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is "substantially equivalent" to a previously marketed product. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption ("IDE") granted by the FDA allowing human clinical studies.

     If the product does not qualify for the 510(k) procedure, the manufacturer must file a premarket approval application ("PMA") based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. Approval of a PMA allowing commercial sale of a product requires preclinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. Generally, because of the amount of information required, the 510(k) procedure takes less time than the PMA procedure.

     To date, all of the Company's products (except for the 600 Series Dye Module) have been marketed through the 510(k) procedure. Future applications, however, may require clearance through the PMA procedure. There can be no assurance that such marketing clearances can be obtained on a timely basis. Delays in receiving such clearances could have a significant adverse impact on the Company. The FDA may also require postmarket testing and surveillance programs to monitor certain products.

     Certain other countries require the Company to obtain clearances for its products prior to marketing the products in those countries. The requirements vary widely from country to country and are subject to change. The European community is in the process of developing a new approach to the regulation of medical products which may significantly change how medical devices are marketed in those countries within the next several years. In February 1996, the Company achieved ISO 9001 and CE (European Conformation) mark registration in anticipation of this approach.

     The Company is also required to register with the FDA and state agencies, such as the Food and Drug Branch of the California Department of Health Services, as a medical device manufacturer. The Company is inspected on a routine basis by both the FDA and the State of California for compliance with the FDA's Current Good Manufacturing Practice regulations. Those regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing, testing and quality control activities. If violations of applicable regulations are noted during these inspections, the continued marketing of any products manufactured by the Company may be adversely affected.

     In addition, the Company's laser products are covered by a performance standard for laser products set forth in FDA regulations. The laser performance standard imposes certain specific record-keeping, reporting, product testing, and product labeling requirements on the Company. These requirements also include affixing warning labels to the Company's laser systems, as well as the incorporation of certain safety features in the design of the Company's products.

     Complying with applicable governmental regulations and obtaining necessary clearances or approvals can be time consuming and expensive, and there can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of the Company's products. The Company also cannot predict the extent or impact of future legislation or regulations.

     The Company is also subject to regulation under federal and state laws regarding, among other things, occupational safety, the use and handling of hazardous materials and protection of the environment.

     Insurance Reimbursement. Demand for the Company's products is dependent, to a significant extent, on government and private insurance reimbursement of hospitals and physicians for health care costs, including, but not limited to, reimbursement of capital equipment costs. Reductions or delays in such insurance coverage or reimbursement may negatively impact hospitals' and physicians' decision to purchase the Company's products, adversely affecting the Company's future sales. A substantial portion of the Company's laser sales are for aesthetic procedures that are generally not subject to reimbursement by government or private health insurance. The general absence of insurance coverage for such cosmetic procedures may restrict the development of this market, adversely affecting the Company.

     Uncertainty of Technological Change; Uncertainty of New Product Development and Acceptance. Laserscope operates in industries that are subject to rapid technological change. The Company's ability to remain competitive and future operating results will depend upon, among other things, the Company's ability to anticipate and respond rapidly to such change by developing, manufacturing and marketing technologically innovative products in sufficient quantities at acceptable costs to meet such demand. Absent introduction of new products and enhancements, Laserscope's products will likely become technologically obsolete, which could result in the write-off of inventory as well as diminished revenues. The Company's expenditures for research and development were approximately $3.4 million, $2.6 million and $3.8 million in 1997, 1996 and 1995, respectively. Laserscope anticipates that its ability to compete will require significant research and development expenditures with a continuing flow of innovative, high-quality products. No assurance can be given that the Company will be successful in designing, manufacturing or selling its enhanced or new products in a timely manner. Nor can any assurance be given that a competitor could not introduce a new or enhanced product or technology that could have an adverse effect on the Company's competitive position.

     In addition, certain of the Company's products are new to the market or have recently been approved for new indications, including use of the Company's PDT dye module for use in certain cancer therapies and centralized smoke evacuation products sold as part of the Company's AMS product line. No assurance can be given that the Company will be successful in marketing and selling these new products or any other new products. Nor can any assurance be given that a competitor could not introduce a new or enhanced product or technology that could have an adverse effect on the Company's competitive position with respect to any such new products.

     Dependence on Single-Source Suppliers and Certain Third Parties. Certain of the components used in the Company's laser products, including KTP crystals, molded and cast components, power supplies, and certain optical components, are purchased from single sources. In addition, many of the Company's AMS products and components used in the Company's AMS products, including lights, operating tables and column components are purchased from single sources under contracts that may be canceled by vendors on short notice. While the Company believes that most of these components are available from alternate sources, an interruption of these or other supplies could adversely affect the Company. In particular, KTP crystals that are used in the Company's best selling laser products are currently available at appropriate quality levels from only one supplier, a division of Litton Industries. This supplier has a second crystal growing and fabrication facility at a second location in the United States geographically isolated from its original production facility. While the Company believes that an alternative supplier of KTP crystals could be qualified, if the supply of crystals from the present supplier were interrupted there could be an adverse effect on the Company's business and results of operations.

     The Company has invested substantial efforts in developing a laser treatment that when combined with PDT drugs may be an effective treatment for certain types of cancer. Currently, QLT PhotoTherapeutics, Inc. is the sole supplier of PDT drugs. The inability or refusal of QLT to supply drugs for use with the Company's lasers would have a material adverse effect on sales of the Company's laser for such treatment.

     Competition. The medical equipment market is highly competitive. The Company's competitors are numerous and include some of the world's largest organizations as well as smaller, highly-specialized firms. The ability of the Company to compete effectively depends on such factors as market acceptance of its products, product performance and price, customer support, the success and timing of new product development, and continued development of successful channels of distribution. Some of the Company's current and prospective competitors have or may have significantly greater financial, technical, research and development, manufacturing and marketing resources than the Company. To compete, the Company will need to continue to expand its product offerings, periodically enhance its existing products and continue to expand its distribution internationally.

     Laserscope competes in the nonophthalmic surgical segment of the worldwide medical laser market, in which lasers are used in hospital operating rooms, outpatient surgery centers and individual physician offices for a wide variety of procedures. In addition, Laserscope competes in the operating room equipment market, in which certain equipment is used in connection with the building and remodeling of hospital operating rooms. A large number of companies participate in this market, many of which have significantly greater financial and other resources than the Company.

     Certain surgical laser manufacturers have targeted their efforts on narrow segments of the market, such as angioplasty and lithotripsy. To the extent that their products compete for the same capital equipment funds, these manufacturers may be deemed to compete with the Company. More generally, surgical laser manufacturers such as Laserscope compete with standard surgical methods and other medical technologies and treatment modalities. There can be no assurance that the Company can compete effectively against such competitors. In addition, there can be no assurance that these or other companies will not succeed in developing technologies, products or treatments that are more effective than the Company's or that would render the Company's technology or products obsolete or uncompetitive.

     Furthermore, the market for operating room equipment such as that distributed by the Company is primarily for operating rooms in hospitals that are being remodeled or newly built. The hospitals and the architects designing the operating rooms generally both are involved in selecting the vendor for the operating room equipment. Their decision is often made at the commencement of the project which can be as much as a year or more before the equipment is required to be delivered for installation. The Company's competitors are competing for the same capital equipment funds and the same projects. In addition, many of the Company's competitors are developers and manufacturers of the equipment they sell and are better able to control the product specifications, cost and the availability of such equipment, including inventory. In addition, the Company imports most of its AMS products and as a result must pay tariffs which are subject to change. There can be no assurance that the Company can compete effectively against its competitors, or that other companies will not succeed in developing technologies, products or treatments that are more effective than the Company's or that would render the Company's technology or products obsolete or uncompetitive.

     Reliance on Patents and Licenses. The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology. The Company holds several patents issued in the United States, generally covering surgical laser systems, delivery devices, calibration inserts, the laser resonator and the connector used to attach disposable and reusable instrumentation to the Company's laser systems. There can be no assurance that the patents that have been issued to the Company or any patents which may be issued as a result of the Company's patent applications will provide any competitive advantages for the Company's products or that they will not be successfully challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, issue, use and sell its products.

     Failure to Attract or Retain Key Personnel Can Adversely Affect
Results. Laserscope is and will continue to be dependent upon the efforts and abilities of a number of current key personnel. Laserscope's inability to attract and retain key employees would have a material adverse effect on the business, financial condition and results of operations of Laserscope.

     Fluctuations in Quarterly Operating Results. A number of factors affect the Company's financial results and stock price, especially on a quarterly basis, including the timing of shipments and orders. The Company's laser products are relatively expensive pieces of medical capital equipment and the precise shipment date of specific units can have a marked effect on the Company's results of operations on a quarterly basis. In addition, the Company's AMS products are sold to hospitals that are building new, or remodeling existing operating rooms. Orders for AMS products are made early in the process of designing the operating room, but shipment and payment dates are often dependent upon the timing of the construction or remodeling of the operating room and ultimately the completion of such projects. Any delay in product shipments near the end of a quarter could cause quarterly results to fall short of anticipated levels. Furthermore, to the extent orders are received by the Company near the end of a quarter, the Company may not be able to fulfill the order during the balance of that same quarter. Moreover, the Company typically receives a disproportionate percentage of its orders toward the end of each quarter. To the extent that anticipated orders are not received or are delayed beyond the end of the applicable quarter, the Company's revenues may be adversely affected and the Company's revenues may be unpredictable from quarter to quarter. In addition, because a significant portion of the Company's revenues in each quarter result from orders received in that quarter, the Company establishes its production, inventory and operating expenditure levels based on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and potentially future quarters, would be adversely affected. There can be no assurance that revenue growth or profitability on a quarterly or annual basis will be accomplished or will not fluctuate significantly from quarter to quarter.

     Product Liability Risk; Limited Insurance Coverage. Laserscope's development, manufacture and sale of surgical, dermatological and therapeutic laser systems and related surgical instrumentation and disposable supplies and accessories entails significant risks of product liability claims. The Company's current product liability insurance covers claims related to products sold by Laserscope and its subsidiaries and affiliated persons in an amount up to $10 million (subject to a $100,000 deductible). There can be no assurance that Laserscope's product liability insurance coverage is adequate to protect the Company from any liabilities that it might incur in connection with the development, manufacture and sale of its products. In addition, product liability insurance is expensive and in the future may not be available to the Company on acceptable terms, or at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage would have a material adverse effect on the Company's business, financial condition and results of operations.

     Volatility of Stock Price. The market price of the Company's common stock may be subject to significant fluctuations. These fluctuations may be due to factors specific to the Company, such as quarterly fluctuations in the Company's financial results, changes in analysts' estimates of future results, changes in investors' perceptions of the Company or the announcement of new or enhanced products by the Company or its competitors as well as announcements relating to acquisitions and strategic transactions by the Company or its competitors. In addition, such fluctuations may be due to or exacerbated by general conditions in the medical equipment industry or conditions in the financial markets generally. The stock market has from time to time experienced extreme price and volume fluctuations, particularly among stocks of high technology companies, which, on occasion, have been unrelated to the operating performance of particular companies. Factors not directly related to Laserscope's performance, such as negative industry reports or disappointing earnings announcements by publicly traded competitors, may have an adverse impact on the market price of the Company's common stock.

     International Business. The Company conducts an increasingly significant portion of its business internationally and purchases most of its AMS products from international sources. International operations accounted for approximately 33% and 26% of the Company's revenues for fiscal 1997 and 1996, respectively. During the Quarter Ended March 31, 1998, revenues from international operations accounted for approximately 37% of total net revenues. The Company expects that international sales will continue to account for a significant portion of its net sales in the future. A significant amount of these sales occur through its international subsidiaries, some of which also perform research, development, manufacturing and service functions. As a result of the Company's international sales and operations, it is subject to the risks of conducting business internationally, including fluctuations in foreign exchange rates and changes in the economies of specific countries or regions of the world, which could affect the sales price in local currencies of the Company's products in foreign markets, the Company's local costs and expenses of its foreign operations and the demand for the Company's products. There can be no assurance that such factors will not adversely impact the Company's operations in the future or require the Company to modify its current business practices.

     Warranty Obligations. A direct field service organization provides installation and service for the Company's products. The Company generally provides a twelve month warranty on its laser and AMS systems. After the warranty period, maintenance and support is provided on a variety of service contract bases or on an individual call basis. The Company also has a "99.0% Uptime Guarantee" on its laser systems. Under provisions of this guarantee, the Company extends the term of the related warranty or contract if specified system uptime levels are not maintained. Although most systems covered by this guarantee have achieved a 99.0% uptime rate to date, there can be no assurance that the Company can maintain such uptime rates in the future.

     Year 2000. Many currently installed computer systems and software products are coded to accept only two digit entries in the date field. Beginning in the year 2000, these date fields need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance. Any Year 2000 compliance problem to either the Company, its suppliers, its service providers or its customers could result in a material adverse effect on the Company's financial condition and operating results. The Company has developed a plan to modify its information technology to recognize the Year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999 and to cost approximately $250,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company currently does not expect this project to have a significant effect on operations and continues to implement systems with strategic value though some projects may be delayed due to resource constraints.

                  SALE OF COMMON STOCK TO SELLING SHAREHOLDERS

     Heraeus Transactions. On August 30, 1996, Laserscope consummated an acquisition transaction (the "HSI Acquisition") pursuant to which Laserscope acquired Heraeus Surgical, Inc., a wholly-owned subsidiary of Heraeus Med as well as certain other assets and liabilities of Heraeus Med. As consideration, Laserscope paid $2 million and issued to Heraeus Med, in a private placement, 4,609,345 shares of Laserscope common stock. Under the HSI acquisition agreement (the "Heraeus Agreement"), the Company and Heraeus Med have certain obligations to each other. These obligations include: reciprocal indemnification obligations in connection with the HSI Acquisition; Heraeus Med's obligation not to develop, manufacture, service or sell hospital or physician office-based laser surgical systems or accessories prior to August 30, 2003; and the Company's obligation not to develop, manufacture, service or sell products outside the United States based on mounting device technology licensed to the Company prior to August 30, 2006. In addition, the Heraeus Agreement obligated the Company to register the Heraeus Shares issued to Heraeus Med as partial consideration for the acquisition of HSI and to pay certain registration expenses and other costs in connection with any such registration. The Company and Heraeus Med agreed to customary reciprocal indemnification obligations in connection with any such registration.

     Under the Heraeus Agreement, Heraeus Med agreed that, until August 30, 2003, neither Heraeus Med nor its affiliates would acquire additional shares of Laserscope common stock (or rights to acquire Laserscope common stock) without the approval of Laserscope's Board of Directors (the "Standstill"). In addition, under the Standstill, Heraeus Med could not, prior to August 30, 1999, sell or transfer more than 1,000,000 shares of Laserscope common stock acquired in the HSI Acquisition to any person (aggregating all Laserscope common stock held by such person and its affiliates) unless such person(s) agreed to the Standstill. In connection with the HSI Acquisition, the Company amended its Common Shares Rights Agreement dated as of October 31, 1991 (the "Rights Agreement") to provide that the issuance of the Laserscope shares in connection with the HSI Acquisition to Heraeus Med and Heraeus Med's transfer of such shares to permitted transferees ("Permitted Transferees") would not result in such persons becoming "Acquiring Persons" as defined under the Rights Agreement.

     The Heraeus Agreement, as amended, required the Company to use its best efforts to have three nominees of Heraeus Med elected to the Board of Directors for so long as Heraeus Med owned at least 3.3 million shares of Company common stock, two nominees of Heraeus Med elected to the Board for so long as Heraeus Med owned at least 1.6 million shares of Company common stock and one nominee of Heraeus Med elected to the Board for so long as Heraeus Med owned at least 600,000 shares of Company common stock. Messrs. Cohen, Goffloo and Ihlenfeldt were the initial Heraeus Directors and were appointed to the Company's Board of Directors on August 30, 1996. Mr. Goffloo is Chairman of Heraeus Med and is a member of the Board of Directors of Heraeus Holding GmbH, Heraeus Med's parent company. Mr. Ihlenfeldt is Managing Director of Heraeus Med. From 1990 through 1995 Mr. Ihlenfeldt served as President and Chief Executive Officer of Heraeus Surgical, Inc. Mr. Cohen's firm served as counsel to Heraeus Med and HSI in connection with the Company's acquisition of HSI.

     On April 28, 1998, Laserscope's Board of Directors approved the Letter Agreement (the "Registration Rights Agreement") among Laserscope and the Selling Shareholders pursuant to which Laserscope granted the Selling Shareholders registration rights, as further discussed below. In addition, the Board of Directors approved the Private Placement, exempting the Private Placement from the Standstill and the Rights Agreement as well as the Company's Management Continuity Agreements with certain executives which result, among other things, in payments to such executives in connection with certain significant acquisitions of Laserscope common stock not approved by the Board. In addition, Laserscope's Board agreed to accept the resignations of Messrs. Cohen, Goffloo and Ihlenfeldt effective upon the closing of the Private Placement and reduced the authorized number of members of its Board of Directors from eight to five directors as provided in Laserscope's Bylaws. On May 7, 1998, Messrs. Cohen, Goffloo and Ihlenfeldt resigned from Laserscope's Board of Directors.

     Under the Registration Rights Agreement, Laserscope agreed to, within thirty days after the closing of the Private Placement, file a single registration statement on Form S-3 for a public offering of the Shares. Laserscope agreed to keep such registration statement effective until the earlier of (a) May 5, 2000 and (b) the disposition of the Shares in accordance with the plan of distribution provided in such registration statement. Under the Registration Rights Agreement, Laserscope agreed to bear the registration expenses (filing fees, printing expenses, fees and disbursements of counsel for the Company and blue sky fees and expenses) incurred in connection with the registration and sale of the Shares. The Selling Shareholders agreed to bear the selling expenses (underwriting discounts, selling commissions, stock transfer taxes and fees and costs of counsel to the Selling Shareholders) incurred in connection with the registration and sale of the Shares. Under the Registration Rights Agreement, Laserscope and the Selling Shareholders agreed to customary reciprocal indemnification provisions in connection with the registration and sale of the Shares. This registration statement is being filed pursuant to the Registration Rights Agreement.

     Private Placement to Selling Shareholders. On May 7, 1998, Heraeus Med privately placed 4,268,345 shares of Laserscope Common Stock with the Selling Shareholders (representing all shares of the Company's Common Stock it then held) pursuant to the terms of a Stock Purchase Agreement dated as of May 5, 1998 by and among Heraeus Med and the Selling Shareholders. This Prospectus covers the 4,268,345 shares of the Company's Common Stock sold in the Private Placement to the Selling Shareholders.

                                USE OF PROCEEDS

     All shares of Common Stock offered hereby are being sold by the Selling Shareholders named under "Selling Shareholders." The Company will not receive proceeds from the offering.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the Shares in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately-negotiated transactions where no broker or other third party (other than the purchaser) is involved. The Selling Shareholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the Shares in amounts customary for the type of transaction effected. The Selling Shareholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for such Selling Shareholders incurred in connection with the sale of the Shares.

     The Selling Shareholders have advised the Company that during such time as such Selling Shareholders may be engaged in the attempt to sell Shares registered hereunder, such persons will:

          (i) not engage in any stabilization activity in connection with any of the Company's securities;

          (ii) cause to be furnished to each person to whom Shares included herein may be offered, and to each broker-dealer, if any, through whom Shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person;

          (iii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act;

          (iv) not effect any sale or distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

          (v) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

     The Selling Shareholders, and any other persons who participate in the sale of the Shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company has agreed to maintain the effectiveness of this Registration Statement until the earlier of (a) the sale of all the Shares registered pursuant to this Prospectus or (b) such date as the Company shall be satisfied that each holder of Shares can sell all of the Shares it holds in any three-month period in compliance with Rule 144 promulgated under the Securities Act, but in no event later than May 5, 2000. No sales may be made pursuant to this Prospectus after such date unless the Company amends or supplements this Prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the Selling Shareholders will sell all or any of the Shares of Common Stock offered hereunder.

     The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information as of June 2, 1998 with respect to the Selling Shareholders:

                                      SHARES BENEFICIALLY         SHARES OF        SHARES BENEFICIALLY
                                          OWNED PRIOR           COMMON STOCK           OWNED AFTER
    NAME OF SELLING SHAREHOLDER        TO THE OFFERING(1)     OFFERED HEREBY(1)     THE OFFERING(1)(2)
    ---------------------------       --------------------    -----------------    --------------------
                                       NUMBER      PERCENT                          NUMBER     PERCENT
                                      ---------    -------                         --------    --------
Dimensional Fund Advisors...........    553,100     4.47%            50,000        503,100       4.07%
1299 Ocean Avenue
Santa Monica, CA 90401 (3)
Oracle Partners L.P.................    200,000     1.62%           200,000              0          *
712 Fifth Avenue
45th Floor
New York, NY
Allen & Company.....................     90,000        *             90,000              0          *
711 Fifth Avenue
9th Floor
New York, NY
Mercury Ltd. Partnership............     40,000        *             40,000              0          *
950 East Ferry Paces Road
Suite 2400
Atlanta, GA 30326
FK Investments L.P..................    100,000        *            100,000              0          *
350 Park Avenue, 11th Flr
New York, NY 10022
The Pharmaceutical..................    144,000     1.16%           144,000              0          *
Medical Technology Fund L.P.
350 Park Avenue, 11th Flr
New York, NY 10022
Strategic Healthcare Fund Ltd.......     26,400        *             26,400              0          *
350 Park Avenue, 11th Flr
New York, NY 10022
Covegrass & Co......................     65,000        *             65,000              0          *
c/o LGT / Chancellor Asset
Management
50 California Street
San Francisco, CA 94111
Gudme Healthcare Fund...............     69,600        *             69,600              0          *
350 Park Avenue, 11th Flr
New York, NY 10022
Egger & Co..........................     60,000        *             60,000              0          *
c/o LGT/Chanceller Asset Management
50 California Street
San Francisco, CA 94111
Pequot Scout Fund...................    400,000     3.23%           400,000              0          *
354 Pequot Avenue
Southport, CT 06490

                                      SHARES BENEFICIALLY         SHARES OF        SHARES BENEFICIALLY
                                          OWNED PRIOR           COMMON STOCK           OWNED AFTER
    NAME OF SELLING SHAREHOLDER        TO THE OFFERING(1)     OFFERED HEREBY(1)     THE OFFERING(1)(2)
    ---------------------------       --------------------    -----------------    --------------------
                                       NUMBER      PERCENT                          NUMBER     PERCENT
                                      ---------    -------                         --------    --------
P.A.W Offshore Fund, Ltd............    150,000     1.21%           150,000              0          *
c/o P.A.W. Partners
10 Glenville Street
Greenwich, CT 06831
Attn: John Ernenwein
Antilles Partners...................    275,000     2.22%           275,000              0          *
850 Third Ave, 10th Floor
New York, NY 10022
C F Partners........................     73,345        *             73,345              0          *
One Penn Plaza
Suite 4720
New York, NY 10119
Donald P Martin.....................     25,000        *             25,000              0          *
10134 S Western Ave
Chicago, IL 60643
Stanley Peltz.......................     50,000        *             50,000              0          *
1526 E 16th Street
Brooklyn, NY 11230
Mike Rapoport.......................    100,000        *            100,000              0          *
721 Fifth Ave, Apt 57H
New York, NY 10022
Dr. Daniel Koshland Jr..............     50,000        *             50,000              0          *
3991 Happy Valley Road
Lafayette, CA 94549
Gordon D Mogerley TTEE..............     75,000        *             75,000              0          *
Hudson Tank Terminal Corp. TR
PS Plan DTD 07/01/80
173 Export St
Newark, NJ 07114
James Sloman, Jr....................     25,000        *             25,000              0          *
TradeWins Investments
Two International Place
24th Floor
10169 Boston, MA 02110
Grandview Partners, L.P.............    150,000        *            150,000              0          *
2 International Place
Boston, MA 02211
Grandview Partners L.P.
Abydos & Co.........................    150,000     1.21%           150,000              0          *
c/o LGT / Chanceller Asset
Management
50 California Street
San Francisco, CA 94111
Special Situations Fund III, L.P.
  (4)...............................  1,050,000     8.49%         1,050,000              0          *
Special Situations Private Equity
  Fund, L.P (4).....................    500,000     4.04%           500,000              0          *
Special Situations Cayman Fund,
  L.P.(4)...........................    350,000     2.83%           350,000              0          *
          Total.....................  4,771,345     38.6%         4,268,345        503,100       4.07%

---------------
 *  Less than 1%.

(1) Information with respect to beneficial ownership is based upon information contained in filings made by certain Selling Shareholders with the Securities and Exchange Commission, and information obtained from the Company's transfer agent and the Selling Shareholders.

(2) Assumes sale of all Shares offered hereby and no other purchases or sales of the Company's Common Stock. See "Plan of Distribution."

(3) Includes 2,000, 6,000, 6,000, 24,000 and 12,000 shares held, respectively, by DFA Group Trust Small Co. U.S. 9-10 Small Co. Portfolio (Fund), DFA Group Trust Subtrust 6-10 Subtrust, DFA Group Trust 6-10 Value Subtrust and DFA Group Trust US 6-10 Value Series.

(4) Austin W. Marxe is the principal owner and President of AWM Investment Company, Inc. ("AWM") and is the principal owner of MG Advisers, L.L.C. ("MG"). AWM is the sole general partner of MGP Advisers Limited Partnership ("MGP"), a registered investment adviser. MGP is a general partner of and investment adviser to Special Situations Fund III, L.P. AWM is also the investment adviser and general partner of Special Situations Cayman Fund, L.P. MG is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. The applicable address for each of Special Situations Fund III, L.P., and Special Situations Private Equity Fund, L.P. is: 153 East 53rd Street, 51st Flr., New York, NY 10022. The applicable address for Special Situations Cayman Fund, L.P. is: c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies, Attn: Mr. Martin Laidlow.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025.

                                    EXPERTS

     The consolidated financial statements of Laserscope incorporated by reference in Laserscope's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington D.C., 20549, upon payment of the prescribed fees.